UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2018

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information contained in this report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (333-226288) and Form S-8 (333-228465).

ABILITY INC.

As previously disclosed in a Report on Form 6-K filed on February 27, 2018, on February 21, 2018, Anatoly Hurgin, the Chief Executive Officer, director and a founder of Ability Inc. (the “Company”), and Alexander Aurovsky, the Company’s Chief Technology Officer, director and a founder of the Company (collectively, the “Founders”) executed an Irrevocable Undertaking (the “Undertaking”) for the benefit of the Company. According to the Undertaking, the Founders agreed to make available to the Company from March 1, 2018, a $3.0 million line of credit or loan in favor of the Company’s subsidiary, Ability Computer & Software Industries Ltd. (“Ability”). Subsequently, on April 11, 2018, the Company obtained a six-month line of credit (the “Line of Credit”), secured by the Founders, from an Israeli commercial bank (the “Bank”) in the amount of NIS 11.0 million (approximately $3.1 million), of which NIS 5.5 million (approximately $1.5 million) has been drawn down to date. The Line of Credit, which is still secured by the Founders, has been extended through April 9, 2019.

On December 27, 2018, the Founders entered into an agreement with the Company and Ability (the “Conversion Agreement”), pursuant to which the Founders will transfer to the Company an amount in cash equal to the amount outstanding under the Company’s Line of Credit (the “Founders’ Proceeds”), and the Company will use the entire Founders’ Proceeds in order to repay the amount outstanding under the Company’s Line of Credit in full.

In return for transfer of the Founders’ Proceeds to the Company, the Company will issue, in a private placement, to each of the Founders 226,426 ordinary shares (452,852 ordinary shares in the aggregate) and warrants to purchase 226,426 ordinary shares (452,852 ordinary shares in the aggregate) at a conversion price of $3.25, the same price per unit of the Company’s recently closed public offering. The warrants will be immediately exercisable at a price of $3.25 per ordinary share, subject to adjustment in certain circumstances, expire five years from the date of issuance and contain substantially similar terms to the warrants issued in the recently closed public offering. Simultaneously with the issuance, the Undertaking will automatically terminate. The Conversion Agreement is expected to close on or around January 3, 2019.

The securities to be issued will be offered and sold pursuant to an exemption from the registration requirements under Regulation S and/or Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated thereunder. The offer and sale of the securities will be made without any form of general solicitation or advertising. The securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

The foregoing description of the Conversion Agreement is not complete and is qualified in its entirety by reference to the full text of the Conversion Agreement, a copy of which is filed herewith as Exhibit 10.1 to this Report on Form 6-K and is incorporated by reference herein.

The following exhibits are attached:

10.1	Conversion Agreement by and among Ability Inc., Ability Computer & Software Industries Ltd, Alexander Aurovsky and Anatoly Hurgin, dated December 27, 2018

10.2	Press release dated December 28, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

Date: December 28, 2018

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